1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

February 24, 2016

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically on behalf of the staff of the Securities and Exchange Commission (the “Staff” of the “SEC”) to Alice Pellegrino and Lisa Zeises of Hartford Funds and me on February 11, 2016 with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 143 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 130, each filed on December 22, 2015.  On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  Unless otherwise noted, each comment and response applies to each Post-Effective Amendment.  To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Post-Effective Amendments.  References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table for each Fund.

Response:

The Registrants do not believe that filing the Annual Fund Operating Expenses table for each Fund separately as part of this correspondence is required by Rule 485 under the Securities Act of 1933, as amended. Further, the Registrants understand that doing so would be costly in light of the number of Funds in the filing and the corresponding number of pages that would need to be excerpted from the draft Rule 485(b) filing and then re-EDGARized as part of this correspondence. However, the Registrants understand that the Staff wishes to be provided with this information prior to the Rule 485(b) filing. Therefore, in an effort to be responsive to the request without incurring unnecessary expense, Dechert LLP or the Registrants intend to send you an email with the relevant prospectus pages attached in PDF form prior to making the Rule 485(b) filing.

2.	Comment:

With respect to each Fund’s Annual Fund Operating Expenses table, to the extent acquired fund fees and expenses exceed 1 basis point of a Fund’s average net assets, please include a line item in the table.

Response:

The Registrants confirm that, to the extent that a Fund’s acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, a line item disclosing such fees and expenses has been included in that Fund’s Annual Fund Operating Expenses table in accordance with Form N-1A.

3.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to the applicable Funds’ Annual Fund Operating Expenses tables, please discuss whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

	Response:	Amounts reimbursed under the expense reimbursement arrangements described in the footnotes to the applicable Funds’ Annual Fund Operating Expenses tables may not be recouped by the reimbursing party.

4.	Comment:	Please provide supplementally a completed Expense Example for each Fund.

	Response:	The Registrants will include the relevant prospectus pages in the PDF attachment referenced in response to Comment 1.

5.	Comment:	Please provide supplementally a completed Average Annual Total Returns table for each Fund.

	Response:	The Registrants will include the relevant prospectus pages in the PDF attachment referenced in response to Comment 1.

6.	Comment:	For purposes of the Healthcare Fund’s 80% policy, please provide clarification on how the Fund invests its assets.

Response:

As stated in its prospectus, the Fund generally invests in companies in the pharmaceuticals, biotechnology, medical delivery, medical products, medical services, managed health care, health information services and emerging health-related subsectors. The Fund is a concentrated fund and has adopted a fundamental policy to normally invest at least 25% of its total assets, in the aggregate, in the following industries: pharmaceuticals and biotechnology, medical products and health services. The disclosure regarding its concentration policy has been added to the principal investment strategy of the Fund.

7.	Comment:

Please delete the cross-reference in Small Cap Core Fund’s summary prospectus to the “Related Composite Performance” section in the statutory prospectus as it is neither permitted nor required by Form N-1A.

	Response:	The Registrant has updated the prospectus to address this comment.

8.	Comment:

For each “Related Composite Performance” section, please confirm whether the composite prepared by Wellington Management Company LLP (“Wellington Management” or the “sub-adviser”) consists of all accounts or only fee paying accounts.  If the composite includes all accounts, please revise the disclosure accordingly. If the composite excludes non-fee paying accounts with investment strategies that are substantially similar to the applicable Fund, please confirm whether excluding such accounts would cause the composite performance to be misleading.

Response:

As disclosed in the relevant prospectuses, each composite consists of all fee paying accounts under discretionary management by Wellington Management in Wellington Management’s applicable investment strategy. Each composite does not exclude any non-fee paying accounts.

9.	Comment:

Please confirm that the investment adviser or sub-adviser has the supporting data for the calculation of the related composite performance for each applicable Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant confirms that the sub-adviser has the supporting data for the calculation of the related composite performance for each applicable Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

10.	Comment:

If appropriate, please revise each “Related Composite Performance” section to clarify that the expenses of a Fund were higher than the highest total expenses applicable to any account in the composite, rather the highest management fee applicable to any account in the composite.  If this is not the case, please explain supplementally why the Registrant believes the current disclosure is appropriate.

Response:

The Registrant confirms that the expenses of each Fund that includes composite performance information were higher than the highest total expenses applicable to any account in the composite. Accordingly, the Registrant has revised the disclosure consistent with this comment.

11.	Comment:

To the extent that a Fund’s Annual Fund Operating Expenses table contains a footnote stating that expense information in the table has been restated to reflect current fees, please explain the reason for this restatement.

Response:

The Registrant has revised this footnote to indicate that the management fees have been restated to reflect current fees. This footnote was included in order to reflect changes to certain Funds’ management fee rates that occurred during the most recent fiscal year.

12.	Comment:

For Funds in which the “Principal Investment Strategy” section states that the Fund may invest in derivatives, please consider that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

The Registrants are aware of and have reviewed the ICI Letter. The Registrants believe that the disclosure regarding the Funds’ use of derivatives adequately describes how such derivatives are expected to be used in connection with each applicable Fund’s principal investment strategy, and adequately describes the risks associated with these instruments.

13.	Comment:	With respect to International Small Company Fund, please consider including “Emerging Markets Risk” in the Principal Risks section of the prospectus.

Response:

The Registrant does not consider “Emerging Markets Risk” to be a principal risk of investing in International Small Company Fund. The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are used in connection with the Fund’s principal investment strategy. The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to such investments as additional risks elsewhere in the registration statement rather than in the Principal Risks section.

14.	Comment:

With respect to all fixed-income Funds, please review the SEC’s Division of Investment Management Guidance Update No. 2014-01 titled “Risk Management in Changing Fixed Income Market Conditions” (the “Fixed Income Guidance”) and assess the adequacy of the Funds’ disclosure in light of any additional risks due to recent events in the fixed income markets and the potential impact of rising interest rates, periods of volatility and increased redemptions.

Response:

The Registrants have reviewed the Fixed Income Guidance and believe that the Funds’ current disclosure is adequate. The Registrants note that they have made enhancements to their disclosure designed to address the issues outlined in the Fixed Income Guidance in connection with this annual update.

15.	Comment:

If a Fund invests in total return swaps, please confirm that the Fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the SEC Staff’s position regarding asset coverage is under review; and (iii) that the SEC Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates. Additionally, please confirm whether Funds that invest in credit default swaps will cover the full notional value of such swaps.

Response:

The Registrants confirm that they are aware of (i) Release 10666; (ii) that the SEC Staff’s position regarding asset coverage is under review; and (iii) that the SEC Staff could issue future guidance related to asset coverage, which could impact the manner in which a Fund operates. Additionally, the Registrant confirms that whenever a Fund sells a credit default swap agreement, the Fund will cover the full notional value of the swap.

16.	Comment:

With respect to Emerging Markets Local Debt Fund, the SEC Staff notes that the Fund’s principal investment strategy indicates that “[t]he Fund will normally invest at least 80% of its net assets in local currency-denominated emerging markets debt securities, as well as forwards and other derivative instruments that provide market exposure to such securities.” Please confirm whether those derivatives are used to meet the 80% test and explain how the Fund makes its calculation for the 80% test.

Response:

The Registrant confirms that Emerging Markets Local Debt Fund’s investments in derivatives are used to meet the 80% test. For purposes of this 80% test calculation, the Registrant values forwards and non-currency futures on a mark-to-market basis and currency futures, swaps and options using net market value.

17.	Comment:	For all Funds that take short positions, please confirm that dividend and interest expenses from such short positions are included in the Annual Fund Operating Expenses table.

Response:

The Registrants confirm that, to the extent that a Fund takes short positions, any dividend and interest expenses from such short positions are included in the Fund’s Annual Fund Operating Expenses table in accordance with Form N-1A.

18.	Comment:	With respect to the Floating Rate Fund, please indicate that securities rated below investment grade are also referred to as “junk bonds.”

Response:

The Registrant notes that this disclosure is included in the principal risk section for this Fund. In addition, the Registrant notes that the statutory section of the prospectus states “Debt securities rated below investment grade are commonly referred to as ‘high yield-high risk’ or ‘junk bonds’.”

19.	Comment:

The Staff notes that the Principal Investment Strategy for Floating Rate Fund includes a description of senior floating rate loans but does not explicitly state that the Fund may invest in such instruments. If applicable, please revise the “Principal Investment Strategy” section to state that the Fund invests in senior floating rate loans.

	Response:	The Registrant has revised the disclosure to address this comment.

20.	Comment:

With respect to the Floating Rate Fund, please add “Distressed Securities Risk” to disclose the risks of distressed or defaulted investments, which are described as permitted investments in the Fund’s Principal Investment Strategy.

Response:

The Registrant has revised the Fund’s disclosure to indicate that such investments may be used as part of the Fund’s secondary investment strategy. In addition, the Registrant notes that “Distressed Securities Risk” is currently disclosed as an additional risk of investing in the Fund.

21.	Comment:

Please explain supplementally how components (ii) and (iii) of the Floating Rate High Income Fund 80% policy (set forth below) contribute toward the Fund’s policy of investing 80% in floating rate securities.

“Under normal circumstances, at least 80% of the Fund’s net assets will be invested in a portfolio of: (i) below-investment grade variable or floating rate loans (‘Floating Rate Loans’) and floating rate securities; (ii) high yield fixed-rate loans or debt securities with respect to which the Fund has entered into interest rate swaps to effectively convert the fixed-rate interest payments into floating-rate interest payments; and (iii) fixed-rate instruments with a duration of less than or equal to one year, including money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds.”

Response:

As indicated in correspondence with you on October 6, 2011 in connection with the Fund’s initial registration statement, Floating Rate High Income Fund’s principal investment strategy is to invest in floating rate loans, floating rate debt securities and investments that are the economic equivalent of floating rate investments to effectively enable the Floating Rate High Income Fund to achieve a floating rate of income. Consistent with this strategy, the Floating Rate High Income Fund will invest at least 80% of its assets in (i) floating rate instruments (instruments whose interest payments change by the terms of the instrument as interest rates or LIBOR change), (ii) high yield bonds when accompanied by interest rate swaps (which together create an income stream that is the “economic equivalent of floating rate securities”); and (iii) fixed-rate instruments with a duration of less than or equal to one year, which can be “rolled over” or, like instruments with higher coupon rates, can be purchased so that the Fund can benefit from changing interest rates.

Because of the relative frequency with which interest rates can change, the Registrant believes securities with durations of less than or equal to one year can function similarly to variable and floating-rate securities in the Fund’s portfolio. Generally, securities with durations of less than or equal to one year mature or are called by the issuer within 1.5 years. When such securities held by the Fund mature or are called, their proceeds will be re-invested in similar securities at the prevailing interest rate.

In contrast, for fixed-income holdings with longer maturities, the Fund can purchase interest rate swaps, or other derivatives, to seek income that fluctuates as interest rates or LIBOR changes, thus enabling the Fund to effectively convert the securities’ fixed-rate interest payments into floating-rate interest payments.

The Registrant believes that both securities with durations of less than or equal to one year and fixed-rate securities with respect to which the Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating-rate interest payments function as the economic equivalents of variable and floating-rate securities and therefore all three investments may appropriately be included for purposes of determining compliance with the 80% test.

22.	Comment:

With respect to Floating Rate High Income Fund, the Staff notes that Rule 144A securities are a principal risk of the Fund. Accordingly, please revise the Principal Investment Strategy section of the Fund’s prospectus to indicate that that the Fund may invest in Rule 144A securities.

	Response:	The Registrant has revised the disclosure consistent with this comment.

23.	Comment:

With respect to Inflation Plus Fund, the SEC Staff notes that the Fund’s Principal Investment Strategy indicates that “[t]he Fund normally invests at least 65% of its net assets in U.S. dollar-denominated inflation-protected debt securities issued by the U.S. Treasury.”  Please explain supplementally whether the Principal Investment Strategy should be revised to reflect an 80% minimum investment in inflation-protected securities, as suggested by the word “inflation” in the Fund’s name.

Response:

The Registrant does not believe that the Fund’s name suggests that the Fund focuses its investments in inflation-protected securities within the meaning of Rule 35d-1 under the Investment Company Act of 1940, as amended. The Registrant notes that the term “Inflation Plus,” as used in the Fund’s name, connotes a particular investment strategy rather than a focus on a particular type of investment, which is consistent with the Division of Investment Management’s response to Question 8 of Frequently Asked Questions about Rule 35d-1 concerning the term “tax-sensitive” in a fund’s name. For instance, during periods of high or rising inflation, the Fund may overweight investments in securities that are indexed to inflation. Conversely, during periods of low or falling inflation, the Fund may overweight investments in securities that are not indexed to inflation. The Fund is designed to have the flexibility to invest in various fixed income investments to respond to different inflationary conditions. The Registrant also notes that there are other asset classes and securities beyond inflation-protected investments that offer strong positive correlation with inflation. In contrast to the terms “inflation-protected” or “inflation-linked,” which may suggest a particular type of security, the Registrant believes that “Inflation Plus” appropriately describes the Fund`s strategy and does not suggest investments in a particular type of security. The Registrant also notes that this Fund commenced operations in 2002 and has had a 65% policy related to inflation-protected debt securities since its inception.

24.	Comment:	With respect to Quality Bond Fund’s investments in reverse repurchase agreements, please confirm that the Fund is aware of its obligations pursuant to Release 10666 and complies with such obligations.

	Response:	The Registrant confirms that the Fund is aware of its obligations pursuant to Release 10666 and complies with such obligations.

25.	Comment:

With respect to Global Alpha Fund, the SEC Staff notes that the Fund’s principal investment strategy indicates that the Fund makes “extensive use” of derivatives. Please explain supplementally what the Registrant considers to be “extensive use,” and explain how such use compares with that of the Registrants’ other series.

Response:

The Fund uses derivatives as part of its principal strategy to position the portfolio and “to replicate securities the Fund could buy that are not currently available in the market, or for other investment purposes.” The extent of the Fund’s use of derivatives is therefore expected to vary. The Registrant uses the phrase “extensive use” to indicate that the Fund is more likely to consistently maintain significant exposure to derivatives than other Hartford Funds that do not disclose similar language.

26.	Comment:	With respect to Global Real Asset Fund, please revise the “Principal Investment Strategy” section to state that the Fund is concentrated in the natural resources industry.

	Response:	The Registrant has revised the disclosure in the Fund’s summary section consistent with this comment.

27.	Comment:

With respect to Long/Short Global Equity Fund, the SEC Staff notes that the Fund’s principal investment strategy indicates that “[t]he Fund, under normal circumstances, invests at least 80% of its net assets in equity securities or equity-related securities, including both long and short positions and derivative investments that provide exposure to equity securities.” Please confirm whether those derivatives are used to meet the 80% test and explain how the Fund makes its calculation for the 80% test.

Response:

The Registrant confirms that the Fund’s investments in derivatives are used to meet the 80% test. For purposes of this 80% test calculation, the Registrant values futures, options and swaps using absolute notional value and all other derivative positions using absolute market value.

28.	Comment:	Please add “High Yield Investments Risk” and “Mid Cap Securities Risk” as risks of investing in Balanced Income Fund.

Response:

The Registrant confirms that “High Yield Investments Risk” and “Mid Cap and Small Cap Securities Risk” are disclosed as risks of investing in the Fund in the table under “More Information About Risks” in the Fund’s prospectus. The Registrant considers those risks to be additional risks, rather than principal risks, of investing in the Fund because such investments do not on their own rise to the level of a principal investment strategy.

29.	Comment:

With respect to the Principal Investment Strategy for Global All-Asset Fund, please include a discussion of the market capitalization of the equity securities in which the Fund may invest. In addition, please include a discussion of the credit quality and maturity of the fixed-income securities in which the Fund may invest. If the Fund can invest in securities of any market capitalization, please add “Mid Cap and Small Cap Securities Risk.”

Response:

The Registrant confirms that there is not a limitation on the market capitalization range of securities in which the Fund may invest and that the Fund may invest in securities of any duration. The statutory section of the prospectus states “[t]he equity portion of the Fund will invest primarily in equity securities of companies in a broad range of countries, industries, and market capitalizations worldwide.” In addition, the statutory section of the prospectus states “[t]he Fund may invest in debt securities of any maturity or duration.” The Registrant confirms that “Mid Cap and Small Cap Securities Risk” is disclosed as a risk of investing in the Fund in the table under “More Information About Risks” in the Fund’s prospectus. The Registrant considers this risk to be an additional risk, rather than a principal risk, of investing in the Fund because such investments do not on their own rise to the level of a principal investment strategy.

30.	Comment:	With respect to each of the Allocation Funds, please include the principal risks of investing in the Underlying Funds in the summary section.

Response:

With respect to each Allocation Fund, the Registrant has identified in the “Principal Risks” section the specific risks that the Registrant considers to be “Principal Risks” of investing in the Fund based on the types of Underlying Funds in which the Fund typically invests. More detailed disclosure of the principal risks of investing in the Underlying Funds is included in the “More Information About Risks” section of the prospectus.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                  Alice A. Pellegrino
Lisa D. Zeises
John V. O’Hanlon